1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
JONATHAN H. GAINES jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

June 8, 2022

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:                    Ms. Jill Ehrlich and Mr. David Manion

Re:                             iCapital KKR Private Markets Fund (the “Fund”), et al.; File No. 811-22963

Dear Ms. Ehrlich and Mr. Manion:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Fund with respect to the Post-Effective Amendment No. 7 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2022 on behalf of the Fund. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter.

1.                                      Comment: In the fee table on page 19, please confirm the current fees and expenses are utilized in preparation of the expense table.

Response: We hereby confirm that the estimated expenses for the fiscal year ended March 31, 2023 have been used to prepare the fee table as required by Form N-2.

2.                                      Comment: In the fee table on page 19, please discuss tax expense during the year. If the Registrant decides to not include it, please discuss why less or no tax expenses are included.

Response: We note that the Fund incurred a one-time tax expense related to certain realizations.  These expenses are non-recurring and difficult to predict with any degree of certainty.  Accordingly, the Fund has determined it is appropriate to exclude such expenses from the fee table.

3.                                      Comment: In Footnote 5 of the fee table, the Staff notes the Expense Limitation and Reimbursement Agreement will expire on August 1, 2022. Please disclose if it is going to be extended. Please also add line item for expense limitation payments even if the Registrant anticipates it to be zero.

Response: We hereby confirm that the agreement has been extended and the disclosure has been revised accordingly.

4.                                      Comment: In the “Due Diligence” section on page 28, please hyperlink references to the financial statements.

Response: We respectfully acknowledge the comment and note that the financial statements referred to in this section are not the financial statements of the fund and, accordingly, no hyperlink is required.

5.                                      Comment:  We note that there are a number of blanks in the current filing.  Please confirm these will be completed in a subsequent filing. Please also confirm that an auditor’s consent and opinion and consent of counsel will be filed.

Response:  We hereby confirm.

6.                                      Comment: Please provide a cover letter and file with all filings going forward.

Response: We acknowledge the comment and confirm that a cover letter will be provided on a going forward basis.

7.                                      Comment: In the “Primary Investments or ‘primaries’” section under “Investment Strategies”, it notes that these investments typically have a 10-12 year duration. Please consider defining “duration” and providing examples.

Response: We note that the term “duration” in this context refers to the length of time expected before an investment in a fund is fully liquidated and does not have the same meaning as when the term is used in the credit instrument context.  The disclosure has been revised to clarify.

8.                                      Comment: In the “Asset Allocation” table on page 27, please clean up as “Other – 0-20%” appears twice.

Response: We respectfully acknowledge the comment and note that the “Other” items refer to investment type and investment style separately and are thus correct as written.

9.                                      Comment: In “Risk Management” section on page 24, please replace “In particular, the Adviser will see to track operating information…” with “In particular, the Adviser will seek to track operating information…”

Response: The disclosure has been revised accordingly.

10.                               Comment: In the “Repurchases of Shares” section, please clearly disclose from the outset that the fund will not make full payment later than 65 days after the last day shares may be tendered by that repurchase offer, except that full payment of a 5% annual audit hold back may be made not more than 5 business days after the completion of the annual audit.

Response: The disclosure has been revised accordingly.

11.                               Comment: With respect to the bullet points regarding Promissory Note on page 54, the  Staff remains unclear as to the purpose of the promissory note feature and is requesting that it no longer be utilized by the Fund. If the Registrant determines to retain the note, please supplementally discuss the following and revise the disclosure as appropriate:

A.                                    The purpose of the note and why the Fund believes it is necessary and appropriate.

B.                                    Any legal effect of the issuance of the note, which appears to merely evidence an existing obligation to make a cash payment under federal law.

C.                                    Please disclose that the terms of any promissory note will include the obligation to make full cash payment no later than 65 days other than annual audit hold back which is paid in full in cash no later than 5 business days following completion of the annual audit.

Response: The Fund has removed the promissory note feature and will revise the disclosure accordingly.

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Should you have any questions or comments, please contact the undersigned at 212.641.5600.

Sincerely,

/s/ Jonathan H. Gaines
Jonathan H. Gaines